UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/MF No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in the form and for the purposes of Article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976, as amended, and the provisions of CVM Resolution No. 44, dated August 23, 2021, hereby informs its shareholders and the market in general, in continuity to the Material Facts disclosed on February 15, 2023, and September 17, 2023, that on September 18, 2023, the Court Decision No. 218 (“Court Decision”) was made available for public access as part of the administrative process before the National Telecommunications Agency (“ANATEL”), whereby ANATEL granted, subject to conditions, prior consent to the Company to carry out one or more reductions of its current social capital (R$ 63,571,415,865.09) up to the maximum amount of R$ 5 billion (five billion reais) (“Reduction”). The Reductions may occur during the validity period of said prior consent, which is 180 (one hundred and eighty) days from the publication of the Court Decision in the Federal Official Gazette, and may be extended once for an equal period upon the Company’s request, subject to the same corporate conditions.

Subject to compliance with the conditions imposed by ANATEL, the Company’s management decision regarding opportunity and convenience, as well as obtaining the necessary corporate approvals, the granting of the aforementioned prior consent provides the Company flexibility to carry out or not the Reductions, which, if executed, will occur through the restitution of funds to the shareholders in proportion to their shareholding position on the respective record dates, to be timely set, without the cancellation of shares.

The Company is committed to maintaining its shareholders and the market in general duly informed on the progress of this matter.

São Paulo, September 19, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 19, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director